Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements - Unaudited
March 31, 2010
(expressed in thousands of Canadian dollars)

Baja Mining Corp.
Interim Consolidated Balance Sheets - Unaudited
As at March 31, 2010 and December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	March 31,	December 31,
	2010	2009
Assets

Current assets
Cash and cash equivalents	8,161	6,255
Short term deposits	7,109	16,349
Other receivables	1,128	904
Deposits and prepaid expenses	118	90
	16,516	23,598
Other receivables	480	-
Mineral properties (note 3)	161,025	155,647
Property, plant and equipment (note 4)	1,679	1,687
	179,700	180,932
Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,289	3,846
Current portion of environmental liabilities (note 6)	314	352
Income taxes payable	-	850
	3,603	5,048
Refundable deposit liability (note 5)	9,608	9,786
Environmental liabilities (note 6)	167	472
Loans from non-controlling interest (note 7)	37,388	36,416
	50,766	51,722
Shareholders’ Equity
Share capital (note 8(b))	110,413	109,979
Share purchase warrants (note 8 (c))	16,077	16,077
Contributed surplus (note 8 (f))	91,939	91,924
Deficit	(89,495)	(88,770)
	128,934	129,210
	179,700	180,932
Nature of Operations and Going Concern (note 1)
Commitments (note 11)
Subsequent events (note 15)

On behalf of the Board

/s/ C. Thomas Ogryzlo	Director	/s/ Robert Mouat	Director

See accompanying notes to the interim consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Operations, Comprehensive Loss and Deficit- Unaudited
For the three-month periods ended March 31, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2010	2009

Expenses

Amortization and accretion	146	200
General and administration	146	169
Management and directors fees (note 9)	46	55
Professional and consulting fees	298	212
Research	103	34
Shareholders information	173	178
Stock-based compensation (note 8 (e))	164	165
Wages and subcontract	778	211

Loss before other items	(1,854)	(1,224)
Foreign exchange gain	1,046	281
Finance and development costs expensed	-	(785)
Interest income and other	8	99

Loss before income tax	(800)	(1,629)
Income tax recovery	75	-

Loss and comprehensive loss for the period	(725)	(1,629)
Deficit – Beginning of period	(88,770)	(80,850)

Deficit – End of period	(89,495)	(82,479)

Basic and diluted loss per share for the period	(0.01)	(0.01)

Weighted average number of shares outstanding – basic and diluted	143,462,908	143,064,337

See accompanying notes to the interim consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Changes in Shareholders’ Equity- Unaudited
For the three-month period ended March 31, 2010 and year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	March 31,	December 31,
	2010	2009

Share capital
Balance – beginning of period	109,979	109,611
Shares issued on exercise of stock options	195	116
Fair value of stock options exercised	239	252

Balance – end of period	110,413	109,979

Share purchase warrants
Balance from prior period	16,077	16,077

Contributed Surplus
Balance – beginning of period	91,924	89,349
Fair value of stock options vested	254	2,827
Fair value of stock options exercised	(239)	(252)

Balance – end of period	91,939	91,924

Deficit
Balance – beginning of period	(88,770)	(80,850)
Loss for the period	(725)	(7,920)

Balance – end of period	(89,495)	(88,770)

Total Shareholders’ Equity	128,934	129,210

See accompanying notes to the interim consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Cash flows - Unaudited
For the three-month periods ended March 31, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2010	2009

Cash flows from operating activities
Loss for the period	(725)	(1,629)
Items not affecting cash
Amortization and accretion	146	200
Stock-based compensation expense	164	165
Finance and development costs expensed	-	785
Unrealized foreign exchange	(1,201)	1,217
Income tax provision	(75)	-

	(1,691)	738

Income tax paid	(850)	-
Special warrants liability payment	(354)	(406)
Net changes in working capital balances
Other receivables	(224)	413
Deposits and prepaid expenses	(29)	(806)
Accounts payable and accrued liabilities	262	(644)

	(2,886)	(705)

Cash flows from investing activities
Redemption of short term deposits	9,023	-
Mineral properties and related deferred costs	(5,851)	(10,016)
Acquisition of property, plant and equipment	(118)	(103)
Other long-term receivables	(480)

	2,574	(10,119)

Cash flows from financing activities
Net proceeds from issuance of common shares	195	-
Loans from non-controlling interest (note 7)	2,023	-

	2,218	-

Increase (decrease) in cash and cash equivalents	1,906	(10,824)

Cash and cash equivalents - Beginning of period	6,255	59,235

Cash and cash equivalents - End of period	8,161	48,411

Supplemental cash flow information (note 12)

See accompanying notes to the interim consolidated financial statements.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature of Operations and Going Concern

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. On September 11, 2009, the Company’s common shares also commenced trading on the OTCQX. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium, whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to a Korean Consortium. In exchange the Company obtained cash proceeds of $91,538 and other contingent consideration, thus securing a portion of the funding required for the Boleo Project capital costs (notes 5 and 7).

On October 29, 2008, the Company elected to slow down the development and delay construction of the Boleo Project as a result of the impact of the global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets.

In April 2009 the Company appointed an engineering firm on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of their scope includes a revised capital cost estimate (open book) and a revised project construction schedule, the results of which were announced by the Company on January 15, 2010.

Going Concern

The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future.

While these interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast significant doubt on the validity of that assumption. The Company has incurred losses since inception and has an accumulated deficit of $89,495 at March 31, 2010.

(1)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature of Business and Going Concern (continued)

The Company will need to raise sufficient funds to meet its obligations, commitments, as well as fund ongoing development and administration expenses, in accordance with the Company’s spending plans. The Company and its financial advisors Endeavour Financial Corporation (“Endeavour”) continue discussions with numerous lending institutions and have now targeted certain institutions including development banks and export credit agencies such as Export Development Canada (“EDC”), Export Import Bank of the United States (“US EXIM”) and Korea Development Bank (“KDB”), as the most effective path towards securing a revised credit and financing package for the project capital costs of the Boleo Project. In addition to a senior credit and financing package (note 15 (a)), the Company will need to obtain additional financing through but not limited to, the issuance of additional equity (note 15 (b)).

Management believes that based upon the underlying value of the Boleo Project, that it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2	Summary of significant accounting policies

Basis of presentation

These financial statements are presented in thousands of Canadian dollars (unless stated otherwise) and have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting and do not include all the disclosures included in the Company’s annual consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec Processing Ltd. and its wholly owned subsidiary, Invebaja, SA de CV and its 70% owned subsidiaries Desarrolloas y Servicios Costeos, SA de CV, Servicios y Desarrollos Meseta Central, SA de CV and MMB, which holds the mineral property rights to the Boleo Project. All significant inter-company transactions and balances have been eliminated.

Accordingly, the accounting policies followed by the Company are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2009, and have been consistently followed in the preparation of these consolidated financial.

(2)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

3	Mineral properties

The acquisition and deferred costs capitalized on the Boleo Project are as follows:

	March 31,	December 31,
	2010	2009

Land	735	735
Mining concessions	342	281
Deferred development costs
Stock based compensation	2,260	2,170
Accretion of special warrant liability	290	277
Accretion of loans from non-controlling interest	505	435
Amortization	709	611
Asset retirement obligation capitalized	619	619
Engineering	35,355	32,821
Site work	37,066	36,713
Construction in progress – Acid plant	14,926	14,902
Construction in progress – Equipment	36,150	35,956
Construction in progress – Other	9,187	9,012
Salary, consulting, financing and other costs	22,881	21,115

Total at cost	161,025	155,647

4	Property, plant and equipment

			March 31, 2010

		Accumulated
	Cost	amortization	Net

Computer equipment and software	683	(566)	117
Leasehold improvements	149	(122)	27
Machinery and equipment	636	(357)	279
Office equipment and furniture	275	(150)	125
Transportation equipment	963	(396)	567
Buildings	659	(95)	564

	3,365	(1,686)	1,679

(3)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

4	Property, plant and equipment (continued)

		December 31, 2009

		Accumulated
	Cost	amortization	Net

Computer equipment and software	614	(551)	63
Leasehold improvements	149	(115)	34
Machinery and equipment	636	(326)	310
Office equipment and furniture	226	(142)	84
Transportation equipment	963	(338)	625
Buildings	659	(88)	571

	3,247	(1,560)	1,687

5	Refundable deposit liability

Included in the cash proceeds received from the transaction with the Korean Consortium (notes 1 and 7), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

	Face value	Amount	Amount
		recognized	recognized
	US$	US$	Cdn$

Balance - December 31, 2008	10,000	8,923	10,904
Accretion of discounted liability for the year	-	427	487
Unrealized foreign exchange gain for the year	-	-	(1,605)
Balance - December 31, 2009	10,000	9,350	9,786
Accretion of discounted liability for the period	-	110	114
Unrealized foreign exchange gain for the period	-	-	(292)

Balance – March 31, 2010	10,000	9,460	9,608

(4)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

5	Refundable deposit liability (continued)

At March 31, 2010, the Company estimated the fair value of the refundable deposit liability at $9,489 (face value of US$10,000) based on an estimated discount rate of 6% applied through the remaining 14 months to May 30, 2011. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the refundable deposit liability as viewed at March 31, 2010, considering that the liability is unsecured;

  the credit risk of MMB.

The exchange rate applied in the valuation at March 31, 2010 was US$0.9846/$1.00.

6	Environmental liabilities

	March 31,	December 31,
	2010	2009

Special warrants liability (note 6 (a))	307	653
Asset retirement obligation (note 6 (b))	174	171
	481	824
Less – current portion	(314)	(352)

Long-term balance	167	472

a)	Special warrants liability

On February 2, 2010, the Company made the second of three payments of US$333 to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca.

	Amount	Discounted	Discounted
	US$	US$	Cdn$

Balance – December 31, 2008	1,000	877	1,074

Accretion of discounted liability for the period	-	80	91
Unrealized foreign exchange gain for the period	-	-	(106)
Less – Repayment	(333)	(333)	(406)

Balance – December 31, 2009	667	624	653
Accretion of discounted liability for the period	-	12	13
Unrealized foreign exchange gain for the period	-	-	(5)
Less – Repayment	(333)	(333)	(354)

Balance – March 31, 2010	(333)	303	307
Less – current portion	(333)	(303)	(307)

Long term balance – March 31, 2010	-	-	-

(5)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

6	Environmental liabilities (continued)

b)	Asset retirement obligation

Balance – December 31, 2008	834

Accretion of discounted liability for the period	67
Reclamation activities undertaken during the period	(517)
Change in estimated cash flows	(213)

Balance – December 31, 2009	171
Accretion of discounted liability for the period	3

Balance – March 31, 2010	174
Less – current portion	(7)

Long term balance – March 31, 2010	167

7	Loans from non-controlling interest

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. The Korean Consortium’s funding contributions are repayable by MMB three years after the repayment of any senior debt, which is identical to the terms under which the Company funds the project. These amounts are unsecured and non-interest bearing:

		Amount	Amount
	Face value	recognized	recognized
	US$	US$	Cdn$
Historic Expenditure funding (i)

Balance – December 31, 2009	13,867	3,976	4,162
Accretion of discounted liability for the period	-	68	70
Unrealized foreign exchange gain for the period	-	-	(125)
	13,867	4,044	4,107
Contribution to construction costs (ii)

Balance – December 31, 2009	30,819	30,819	32,254
Additional contributions to construction costs	1,950	1,950	2,023
Unrealized foreign exchange gain for the period	-	-	(996)
	32,769	32,769	33,281
Balance – March 31, 2010	46,636	36,813	37,388

(6)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Loans from non-controlling interest (continued)

(i)

Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 which was negotiated as part of the transaction. This transaction was considered to have occurred at arms length and therefore it was recognized at fair value.

(ii)

All contributions subsequently funded by the Korean Consortium, which amounted to US$32,769 were considered to be related party transactions since the Korean Consortium then owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

At March 31, 2010, the Company estimated the fair value of loans from non-controlling interest at $6,395 (face value of US$46,636), based on an estimated discount rate of 12.5% and an estimated period of 17 years to repayment. The exchange rate applied in the valuation at March 31, 2010 was US$0.9846/$1.00. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at March 31, 2010, considering that the loans are unsecured;

  the credit risk of MMB.

The period to repayment was estimated at March 31, 2010, taking into account an estimated date of completing a senior debt financing and the anticipated repayment terms of such senior debt facility.

(7)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount

Balance – December 31, 2008	143,064,337	109,611
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 8 (f))	-	252
Balance – December 31, 2009	143,394,337	109,979
Shares issued on exercise of stock options	507,500	195
Fair value of options exercised (note 8 (f))	-	239
Balance – March 31, 2010	143,901,837	110,413

On April 19, 2010, the Company filed a short form base shelf prospectus which will allow the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts for up to $500,000 (note 16 (b)).

c)	Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount
Balance – December 31, 2008	30,997,993	16,077
Warrants expired during the period	(5,951,015)	-
Balance – December 31, 2009	25,046,978	16,077
Warrants expired during the period	(60,000)	-
Balance – March 31, 2010	24,986,978	16,077

(8)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

d)	Warrants

During the period ended March 31, 2010, 60,000 of the Company’s share purchase warrants expired, while no share purchase warrants were issued or exercised.

The following table summarizes information about share purchase warrants outstanding at September 30, 2009:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
$		(years)	$
0.00 to 0.49	60,000	0.84	-
0.49 to 0.99	77,187	1.04	0.90
1.00 to 1.49	8,681,791	1.03	1.25
1.50 to 2.50	16,168,000	2.49	2.49
	24,986,978	1.97	2.05

e)	Stock options

A summary of the Company’s stock options at March 31, 2010 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	options	price
		$

Balance – December 31, 2009	13,075,000	0.43
Granted	200,000	0.81
Exercised	(507,500)	0.38
Expired	-	-

Forfeited	(62,500)	0.87

Balance – March 31, 2010	12,705,000	0.44

(9)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

e)	Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2010:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
$			$		$

0.35 to 0.49	10,270,000	2.17	0.40	8,872,500	0.40
0.50 to 0.99	2,435,000	3.79	0.59	558,750	0.57

	12,705,000	2.48	0.44	9,431,250	0.41

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At March 31, 2010, the Company has reserved 13,565,609 common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted or modified during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 200,000 five-year stock options to consultants and employees, with a fair value of $90 attributed to these options. The total stock-based compensation recorded during the period on all vesting options was $254 (2009 – $280). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($164; 2009 - $165) or to mineral properties ($90; 2009 - $115), with the offsetting amount recorded as a credit to contributed surplus.

(10)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

e)	Stock options (continued)

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2010	2009

Risk-free interest rate	1.78%	2.28%
Dividend yield	0%	0%
Expected volatility	84%	72%
Expected stock option life	3.16 years	3.16 years
Weighted average forfeiture rate	0%	0%
Weighted average fair value of stock options granted	$0.45	$0.02

f)	Contributed surplus

Details are as follows:

Balance – December 31, 2008	89,349
Fair value of options vested	2,827
Fair value of options exercised	(252)

Balance – December 31, 2009	91,924
Fair value of options vested	254
Fair value of options exercised	(239)

Balance – March 31, 2010	91,939

(11)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common during the three-month period:

	2010	2009

Directors fees – administration	18	18
Management fees - administration	28	37
Management fees – development costs	122	148

	168	203

The above transactions, as well as the Korean Consortium’s contributions post closing (note 7), occurring in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

10	Segmented information

The Company’s only business activity is the development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the period ended March 31, 2010 is as follows:

	Canada	Mexico	Consolidated
Non-current assets	6,064	157,120	163,184
Current assets	13,705	2,811	16,516
Total assets	19,769	159,931	179,700

The breakdown by geographic region for the year ended December 31, 2009 is as follows:

	Canada	Mexico	Consolidated
Non-current assets	5,276	152,058	157,334
Current assets	20,535	3,063	23,598
Total assets	25,811	155,121	180,932

No revenues were earned in either of the geographic areas.

(12)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Commitments

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at March 31, 2010 are estimated to be $1,010 (December 31, 2009 - $1,961), the payments for which are all expected during the remainder of 2010.

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at March 31, 2010 amount to $403 (December 31, 2009 - $630), the payments for which are all expected during the remainder of 2010.

c)

The Company currently has two operating leases for office space in Vancouver, expiring September 2010 The remaining future minimum lease payments on these leases amount to $52 (December 31, 2009 - $78). During the period, the Company agreed to an office lease at a new location to replace the existing lease when it expires. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, and is committed to providing a letter of credit (“LC”), related to the tenant improvement allowance, of $757 prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

The Company’s future minimum lease payments under these leases are as follows:

2010	1,125
2011	626
2012	626
2013	626
2014	626
Thereafter	3,598
7,227

d)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

(13)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

12	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	Mar. 31,	Mar. 31,
	2009	2008

Decrease in accounts payable and accrued liabilities related to mineral property and deferred development costs	(819)	(5,205)
Decrease in deposits and prepaid expenses related to mineral property and deferred development costs	-	5,039
Special warrant accretion included in mineral property and deferred development costs	13	28
Accretion of historical expenditure funding contribution included in mineral property and deferred development costs	70	77
Stock-based compensation included in mineral property and deferred development costs	90	115

Other supplemental information:

	Mar. 31,	Mar. 31,
	2009	2008

Interest received	7	55
Realized foreign exchange gains	8	492
Unrealized foreign exchange (loss) gains on cash and cash equivalents.	(235)	1,006

(14)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

13	Fair value measurements

Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable (supported by little or no market activity) prices.

The fair values of our financial instruments in the financial statements as at March 31, 2010 are summarized in the following table:

Fair Value –
	Quoted in	Fair Value -
	active	Significant	Fair Value -
	markets for	other	Significant
	identical assets	observable inputs	unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value - Total	Book Value

Held for trading

Cash and cash equivalents	-	8,161	-	8,161	8,161
Short-term deposits	-	7,109	-	7,109	7,109

(15)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (US GAAP”).

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$32,769, in addition to the US$13,867 included in the initial proceeds from the sale of the interest. Although the initial amount of US$13,867 was considered an arms-length loan, the subsequent amounts are considered related party payables (since the Korean Consortium became a related party through the sale of the 30% interest in MMB). Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value. As a result, under US GAAP, the difference between the fair value of the instruments and the face value is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument. As a result of the changes in the value of the payables at recognition, the effect of foreign exchange rates on these payables are also affected as indicated below.

For US GAAP purposes the fair value of these loans upon recognition, has been calculated at $7,804, applying the following assumptions:

Estimated period to repayment	17 - 20 years
Discount rates	6.71% on the amount of US$12,609
7.52% on the amount of US$15,420
12.59% on the amount of US$780
12.46% on the amount of US$450
12.45% on the amount of US$420
12.40% on the amount of US$300
12.60% on the amount of US$840
12.55% on the amount of US$600
12.53% on the amount of US$1,350

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy which is consistent for both Canadian GAAP and US GAAP.

Further, under US GAAP, SFAS-160 - Non-controlling Interests in Consolidated Financial Statements (“SFAS-160”) allows losses attributed to non-controlling interests to exceed their interest. That is, the non-controlling interest shall continue to be attributed its share of losses, even if that results in a deficit non-controlling interest balance. The non-controlling interest shall be presented in equity.

(16)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

a)	The impact of the above differences between Canadian and US GAAP on the loss for the periods ended September 30, as reported, is as follows:

	Three months ended
		March 31,

	2010	2009

Loss and comprehensive loss for the period - Canadian GAAP	(725)	(1,629)
Adjustment of foreign exchange differences¹	(745)	382

(Loss) income for the period - US GAAP	(1,470)	(1,247)
Less: Loss attributable to non-controlling interest – US GAAP	116	879

(Loss) income for the period attributable to shareholders – US GAAP	(1,354)	(368)

Basic and diluted loss per share – US GAAP	(0.01)	(0.01)

[1]

As a result of initially recognizing the loans from non-controlling interest at fair value (under US GAAP), as opposed to full face value (under Canadian GAAP), the loan is recognized at a discounted US dollar-denominated value. As such, subsequent re-measurement to a Canadian dollar equivalent yielded a lower foreign exchange gain (loss) during the year.

(17)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

b)	The impact of the above differences between Canadian and US GAAP on the Statements of Changes in Shareholders’ Equity, as reported, is as follows:

	March 31,	December 31,
	2010	2009

Shareholders’ equity - Canadian GAAP	128,934	129,210
Fair value adjustment recognized in contributed surplus	26,881	25,111
Adjustment of foreign exchange differences	(1,007)	(262)
Accumulated income attributed to non-controlling interest	(3,189)	(3,305)

Shareholders’ equity attributable to shareholders – US GAAP	151,619	150,754

Shareholders’ equity attributable to non-controlling interest	3,189	3,305

Total Shareholders’ equity - US GAAP	154,808	154,059

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	March 31,	December 31,
	2010	2009

Total assets - Canadian GAAP	179,700	180,932
Accretion recognized in mineral properties	932	776

Total assets - US GAAP	180,632	181,708

Total liabilities - Canadian GAAP	50,766	51,722
Fair value adjustment recognized in contributed surplus	(26,881)	(25,111)
Adjustments to foreign exchange differences	1,007	262
Accretion recognized	932	776

Total liabilities - US GAAP	25,824	27,649

d)	There was no impact to the statement of cash flows between Canadian and US GAAP.

(18)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss

Cumulative
from inception to
March 31, 2010

Expenses

Amortization and accretion	1,786
Exploration	66,174
General and administration	6,028
Management and directors fees	1,302
Professional and consulting fees	3,882
Research	403
Shareholders information	2,909
Stock-based compensation expense	6,753
Wages and subcontracting	5,900

Loss before other items	(95,137)

Loss on disposal of property, plant & equipment	(1,137)
Finance and development costs expensed	(2,733)
Foreign exchange gain	4,366
Net interest income and other	3,678

Loss before Income tax	(90,963)
Income tax	461
Loss after Income tax	(90,502)

Earnings attributable to non-controlling interest	(3,189)

Deficit attributable to shareholders	(93,691)

(19)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholers’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Consolidated Statements of Changes in Shareholders’ Equity

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance - December 31, 2000 (from Inception)		13,269,020	146	-	-	(30,820)	(30,674)

Loss for the year		-	-	-	-	(691)	(691)
Special warrants exercised	0.15	1,636,666	-	-	-	-	-
Capitalization of debt owing to related parties		-	31,432	-	-	-	31,432
Stock option exercised	0.17	30,000	-	-	-	-	-
Warrants exercised	0.18	224,000	-	-	-	-	-

Balance - December 31, 2001		15,159,686	31,578	-	-	(31,511)	67

(20)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2002		15,159,686	31,578	-	-	(31,511)	67
Income for the year		-	-	-	-	481	481
Stock option exercised	0.11	148,500	-	-	-	-	-
Warrants exercised	0.11	245,000	-	-	-	-	-
Special warrants exercised	0.15	980,000	-	-	-	-	-
Cancellation of escrow shares		(274,807)	-	-	-	-	-
Share consolidation (16:1)		(15,242,230)	-	-	-	-	-

Balance - December 31, 2002		1,016,149	31,578	-	-	(31,030)	548
Loss for the year		-	-	-	-	(404)	(404)
Private placement	0.10	5,000,000	-	-	-	-	-
Warrants exercised	0.13	137,450	-	-	-	-	-
Share entitlement correction		5	-	-	-	-	-

Balance - December 31, 2003		6,153,604	31,578	-	-	(31,434)	144

(21)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)
Balance – January 1, 2004		6,153,604	31,578	-	-	(31,434)	144
Loss for the year		-	-	-	-	(5,392)	(5,392)
Warrants exercised		600,000	-	-	-	-	-
Shares issued in reverse takeover		40,000,000	46	-	-	-	46
Private placements	0.67	13,410,702	8,941	-	-	-	8,941
Stock-based Compensation		-	-	-	1,397	-	1,397
Stock options exercised	0.20	20,000	4	-	-	-	4
Fair value of options exercised		-	6	-	(6)	-	0
Warrants exercised	0.13	52,000	7	-	-	-	7

Balance - December 31, 2004		60,236,306	40,582	-	1,391	(36,826)	5,147

Loss for the year		-	-	-	-	(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	-	-	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	-	-	3,349
Agents warrants		-	-	162	-	-	162
Share issue costs		-	(577)	-	-	-	(577)
Warrants exercised	0.14	4,243,550	585	-	-	-	585
Stock-based Compensation		-	-	-	1,354	-	1,354
Options exercised	0.22	40,000	9	-	-	-	9
Fair value of options exercised		-	5	-	(4)	-	1

Balance - December 31, 2005		76,280,820	44,285	1,122	2,741	(44,223)	3,925

(22)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2006		76,280,820	44,284	1,122	2,741	(44,223)	3,924
Loss for the year		-	-	-	-	(23,222)	(23,222)
Private placement	0.90	25,555,556	17,635	5,365	-	-	23,000
Brokers warrants		-	-	1,341	-	-	1,341
Share issue costs		-	(2,076)	(631)	-	-	(2,707)
Warrants exercised	0.74	4,092,641	3,023	-	-	-	3,023
Fair value of warrants exercised		-	700	(700)	-	-	-
Stock-based Compensation		-	-	-	5,240	-	5,240
Options exercised	0.35	1,955,000	684	-	-	-	684
Fair value of options exercised		-	1,008	-	(1,008)	-	-
Balance - December 31, 2006		107,884,017	65,258	6,497	6,973	(67,445)	11,283
Loss for the year		-	-	-	-	(11,112)	(11,112)
Private placements	1.86	24,215,000	32,613	12,427			45,040
Share issue costs		-	(1,498)	(534)	-	-	(2,032)
Agents warrants issued		-	-	736	-	-	736
Special warrants issued		-	-	48	-	-	48
Warrants exercised	0.79	6,324,497	5,017	-	-	-	5,017
Fair value of warrants exercised		-	1,975	(1,975)	-	-	-
Options exercised	0.37	2,275,000	845	-	-	-	845
Fair value of options exercised		-	1,631	-	(1,631)	-	-
Stock-based Compensation		-	-	-	1,403	-	1,403
Balance - December 31, 2007		140,698,514	105,841	17,199	6,745	(78,557)	51,228

(23)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2008		140,698,514	105,841	17,199	6,745	(78,557)	51,228

Income for the year		-	-	-	-	1,715	1,715
Warrants exercised	1.20	2,035,823	2,450	-	-	-	2,450
Fair value of warrants exercised		-	1,122	(1,122)	-	-	-
Options exercised	0.35	330,000	116				116
Fair value of options exercised		-	82	-	(82)	-	-
Stock-based Compensation		-	-	-	1,542		1,542
Contribution relating to funding obligation		-	-	-	69,380	-	69,380
Contribution relating to refundable deposit liability		-	-	-	1,387	-	1,387
Contribution relating to historical expenditure		-	-	-	10,377	-	10,377
Contribution relating to loans from non-controlling interest		-	-	-	22,361	-	22,361

Balance - December 31, 2008		143,064,337	109,611	16,077	111,710	(76,842)	160,556

(24)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

							Non-
	Issue				Contributed		controlling
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Interest	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2009		143,064,337	109,611	16,077	111,710	(76,842)	-	160,556

Loss for the period attributed to shareholders		-	-	-	-	(15,495)	-	(15,495)
Profit for the period attributed to non-controlling interest		-	-	-	-	-	3,305	3,305

Options exercised	0.35	330,000	116					116
Fair value of options exercised		-	252	-	(252)	-	-	-
Stock-based Compensation		-	-	-	2,827	-	-	2,827
Contribution relating to loans from non-controlling interest		-	-	-	2,750	-	-	2,750

Balance – December 31, 2009		143,394,337	109,979	16,077	117,035	(92,337)	3,305	154,059

Loss for the period attributed to shareholders		-	-	-	-	(1,354)	-	(1,354)

Loss for the period attributed to non-controlling interest		-	-	-	-		(116)	(116)
Options exercised	0.35	210,000	74	-	-	-	-	74
Options exercised	0.40	285,000	114	-	-	-	-	114
Options exercised	0.57	12,500	7	-	-	-	-	7
Fair value of options exercised		-	239	-	(239)	-	-	-
Stock-based Compensation		-	-	-	254	-	-	254
Contribution relating to loans from non-controlling interest		-	-	-	1,770	-	-	1,770

Balance – March 31, 2010		143,901,837	110,413	16,077	118,820	(93,691)	3,189	154,808

(25)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Cash Flows

Cumulative from
inception to
March 31, 2010
Cash flows from operating activities
Loss for the period	(90,502)
Items not affecting cash
Amortization and accretion	2,045
Fair value of special warrants	805
Accretion of special warrants liability	63
Gain on disposal of property, plant & equipment	1,137
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	11,757
Unrealized foreign exchange	(504)
Impairment of property, plant and equipment	125
Finance and development costs expensed	2,733
Income tax provision	(461)
(72,775)
Income tax paid	(850)
Special Warrants Liability payment	(760)
Reclamation activities undertaken during the period	(517)
Net changes in working capital balances
Other receivables	791
Deposits and prepaids	1,116
Accounts payable and accrued liabilities	1,850
(71,145)
Cash flows from investing activities
Investment in short term deposits	(7,327)
Expenditure on capitalized development costs, net	(162,720)
Acquisition of property, plant and equipment	(4,076)
Disposal of property, plant & equipment	2,258
Proceeds of merger	81
Investment in long-term receivable	(480)
(172,264)
Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	91,743
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Loans from non-controlling interest	48,822
251,570
Cash and cash equivalents - End of period	8,161

(26)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

f)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated interim financial statements were presented in accordance with US GAAP:

	March 31,	December 31,
	2010	2009

Operating payables	915	652
Payables related to development cost of mineral properties	2,374	3,194

	3,289	3,846

g)	Stock-based compensation

The following additional information would have been presented with regards to stock-based compensation if these consolidated interim financial statements were presented in accordance with US GAAP:

		Weighted
	Number of	average
	options	fair value
		$

Non-vested – December 31, 2009	3,688,750	0.44
Granted	200,000	0.45
Vested	(552,500)	0.61
Forfeited	(62,500)	0.45
Non vested – March 31, 2010	3,273,750	0.41

The intrinsic value of all outstanding stock options as at March 31, 2010 was estimated at $4,791 based on a closing share price of $0.81. The unrecognized stock based compensation (related to future services) at March 31, 2010 was estimated at $430 which is expected to be recognized over a weighted-average period of 0.52 years.

(27)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
March 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

h)	New accounting pronouncements adopted under US GAAP

i)

SFAS-167 (ASC Subtopic 855 10) “Amendments to FASB Interpretation No. 46 (R)”In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and require ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. These standards will be effective for us beginning in the first quarter of fiscal 2010. The adoption of the new standard did not have an impact on the Company’s consolidated financial position, results of operations and cash flows.

ii)	Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,”

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of this statement expanded the note disclosures within the Company’s interim consolidated financial statements.

15	Subsequent events

a)

On April 14, 2010 the Company announced that it had appointed KDB as a mandated lead arranger for an underwritten commitment of US$90,000 of senior debt plus US$50,000 of subordinated debt. These facilities form part of a senior debt financing package of US$690,000 with lenders that may include EDC and US EXIM. EDC has been appointed to act as technical agent for the lending group. This senior debt financing package, which remains subject to completion, will be utilized for the construction of the Boleo Project.

b)

On April 19, 2010 the Company filed a final short form base shelf prospectus with the Securities Commissions of British Columbia, Alberta and Ontario and a corresponding shelf registration statement on Form F-10 with the US Securities and Exchange Commission. These filings will allow the Company to make offerings of any combination of various equity and debt instruments up to $500,000 at any time during the 25 month period that the filings remain effective.

(28)